SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2002



                               CPS SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F                  Form 40-F    X
               -----                       -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes______                  No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 21 Pages

                       Exhibits Index appears on Page 3

     SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CP SHIPS LIMITED
                                       ----------------
                                           (Registrant)

Date:  26 July 2002
                                       By:   /s/ John K. Irving
                                           ------------------------
                                           Name:   John K. Irving
                                           Title:  Vice President, General
                                                   Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                 Page
----------------------                                                 ----

10.1   Press Release of CP Ships Limited "CP SHIPS
ANNOUNCES $21 MILLION PROFIT FOR SECOND QUARTER",
dated 26 July 2002.                                                     4

CP SHIPS        REGIONAL FOCUS o GLOBAL SCALE

                                                                 Exhibit 10.1

         CP SHIPS ANNOUNCES $21 MILLION PROFIT FOR SECOND QUARTER 2002


LONDON, UK (26th July 2002) -- CP Ships Limited today announced an unaudited operating income for second quarter 2002 of US $21 million. This was $18 million lower than the same period last year, but a $27 million improvement from the $6 million operating loss in first quarter 2002. Net income for the second quarter 2002 was $16 million compared to $35 million in the same period in 2001 and basic earnings per share was 20 cents compared with 40 cents.

"Given difficult market conditions, which lead many of our competitors to sustain losses, we consider our second quarter $21 million operating income to be an excellent result," said CP Ships' CEO Ray Miles.

Volume at 498,000 teu, a record for the second quarter, was up 6% from the same period last year. The decline in average freight rate during the second quarter slowed to 2%, following a 7% decline in the first quarter from fourth quarter 2001. However, average freight rate was down 14% from second quarter last year. EBITDA was $41 million and cash from operations before restructuring and spin-off payments was $27 million in the quarter.

Operating income for the first half 2002 was $15 million compared with $70 million in the corresponding period last year. Net income was $5 million compared with $60 million.

During the second quarter, CP Ships announced the acquisition of Italia di Navigazione for $40 million. The transaction is the continuation of a key element of CP Ships' overall strategy of making acquisitions to strengthen its regional market positions, build trade lane economies of scale and create new opportunities for growth. On 24th July regulatory approval was received and closing is expected in early August.

At the end of May, CP Ships announced its plan to raise capital in the equity and debt markets to provide greater financial flexibility and additional liquidity for future growth. Despite difficult financial market conditions, the transactions successfully completed in early July with the issue of 9.6 million common shares for $95 million and $195 million from ten-year unsecured senior notes.

In June, the Lykes Ranger, first in a series of five new geared containerships ordered under the four-year $800 million ship replacement program, entered service on schedule in the Asia-Americas trade lane.

The previously announced 2002 annualized cost reduction target of $100 million remains on course and is likely to be exceeded. The ship fleet reduced from 78 on 31st March to 73 on 30th June.

Outlook

Second quarter results were ahead of expectations. But, market conditions generally remained weak in our industry. Significant new ship deliveries are still anticipated in the second half of this year, mainly for Asian trades, and with continuing uncertainty about US and world economic growth, we are cautious in our outlook. But, in our own trade lanes, volume generally has improved and freight rate declines are expected to slow or reverse. So, we do remain confident that we will be profitable for the year overall, albeit significantly less than in 2001.

TransAtlantic Market

Operating income at $14 million was down $4 million on the same period in 2001. Volume was up 5%, mostly increased imports into North America. Lower operating costs partly offset the adverse impact of reduced freight rates, down by 16%. Compared with first quarter this year, volume was up 15%, partly due to seasonal factors but also trade growth. Average freight rates were 6% lower than first quarter.

The previously announced slot charter with Cosco/Yang Ming/K Line/Hanjin started in May.

Australasian Market

Operating income was $6 million in the second quarter 2002 against $10 million in second quarter last year. Volume was down slightly, but average freight rates were 8% lower. Ship network costs improved substantially. There was a $9 million improvement from the $3 million loss in the seasonally weaker first quarter, with volume up 12% and average freight rates stable.

Latin American Market

Operating income increased $1 million to $8 million compared with the same period last year. Volume was 8% lower but increased 1% on a comparable basis despite lower import volume into Argentina, Brazil and Venezuela. Average freight rates were down 14% from the second quarter 2001 and 4% lower than first quarter. Reduced ship network costs and other efficiencies offset the effect of lower volume and average freight rates compared with the corresponding period last year.

Asian Market

There was an operating loss of $10 million in the second quarter compared with a profit of $1 million in the same period last year. As in the first quarter, and indeed last year, the heavy losses in the Asia-Europe trade lane were the primary cause. Volume was up 32% on a comparable basis with growth in both the Asia-Europe and Asia-Americas trade lanes. Average freight rates were down 21% from the second quarter 2001 due to industry and trade lane overcapacity. The second quarter result, although poor, was $9 million better than the seasonally weaker first quarter, with 16% higher volume and a 2% increase in average freight rates, mostly Asian exports.

Other Activities

Operating income at $3 million was flat compared to the second quarter last year.

Other Income Statement Items

Due to its tax structure, including UK Tonnage Tax, much of the group's tax charge is less dependent on the level of profits and is fixed in nature. The income tax expense for the second quarter at $2 million was unchanged from first quarter, despite the increase in operating income. Income tax expense in second quarter 2001 was $3 million.

Net interest expense at $3 million was the same as first quarter but was up $5 million on second quarter 2001 due to lower interest income and increased borrowing to finance investment in ships.

Following changes in Canadian accounting principles, goodwill has not been amortized from 1st January 2002, but is subject to an impairment test at least annually. The transitional impairment test has been completed and no write-downs are required. Not amortizing goodwill benefited net income by $4 million in the second quarter compared with last year.

Liquidity and Capital Resources

Cash from operations before restructuring and spin-off payments for the second quarter was $27 million compared with $55 million in the same period 2001 due to reduced profits and increased non-cash working capital movements.

Expenditure on capital assets in the second quarter was $41 million including a final payment of $32 million to acquire the Lykes Ranger, the first ship delivered under the newbuild program.

Long-term debt of $257 million at 30th June 2002 increased by $27 million since 31st December 2001, reflecting drawdowns made to finance capital expenditure. Net debt at 30th June 2002 was $157 million.

During the second quarter, CP Ships satisfied the drawdown conditions and provided collateral to allow it to draw up to $111 million, if required, under its $350 million secured five-year revolving credit facility, which is additional to the fully available $175 million secured four-year revolving credit facility. The remainder of the $350 million facility will become available as new ships, to be delivered under the previously announced $800 million ship replacement program, provide additional collateral. In total, $195 million of the facilities was drawn at 30th June 2002 and a further $91 million was available.

Subsequent to the quarter end CP Ships raised, net of estimated expenses, $277 million of new capital through the issue of 9.6 million common shares at C$15.00 (US$ 9.93) and the sale of $200 million principal amount of ten-year unsecured senior notes. The senior notes bear interest at 103/8% and were sold at a 2.3% discount to par, raising $195 million before expenses. The proceeds of the capital raise are to be used, as previously announced, to acquire Italia di Navigazione, purchase four ice-strengthened ships currently bareboat chartered (which will give rise to the write-off of $6 million deferred financing fees) and reduce borrowings under the $175 million revolving credit facility.

Dividend

CP Ships' Board of Directors has declared a dividend for second quarter 2002 of 4 cents per common share, payable on 20th August 2002 to shareholders of record on 5th August 2002.

QUARTERLY RESULTS 2002, 2001 and 2000

Unaudited


US$ millions except volume              Q2      Q1       Q4      Q3      Q2       Q1      Q4      Q3       Q2      Q1

                                        2002    2002     2001    2001    2001     2001    2000    2000     2000    2000

---------------------------------------------------------------------------------------------------------------------------

Volume (000's TEU)

         TransAtlantic                  256     222      233     227     245      237     251     258      272     252

         Australasia                    86      77       90      89      89       80      96      91       85      84

         Latin America                  38      33       39      41      41       41      42      43       45      47

         Asia                           110     95       94      96      79       62      65      60       50      41

         Other                          8       9        12      16      14       17      13      12       12      14
---------------------------------------------------------------------------------------------------------------------------
Total Volume                            498     436      468     469     468      437     467     464      464     438

---------------------------------------------------------------------------------------------------------------------------

Revenue

         TransAtlantic                  320     288      334     315     339      335     347     356      364     339

         Australasia                    136     120      140     136     142      131     152     149      139     134

         Latin America                  54      50       59      62      63       60      62      63       58      59

         Asia                           123     103      115     124     108      88      100     95       78      64

         Other                          18      17       21      26      23       25      25      22       19      20
---------------------------------------------------------------------------------------------------------------------------
Total Revenue                           651     578      669     663     675      639     686     685      658     616

---------------------------------------------------------------------------------------------------------------------------

Expenses

         TransAtlantic                  306     280      305     301     321      317     322     334      335     326

         Australasia                    130     123      133     127     132      128     146     142      133     130

         Latin America                  46      44       52      52      56       56      56      56       55      57

         Asia                           133     122      128     126     107      87      96      89       72      60

         Other                          15      15       16      23      20       20      19      18       18      17
---------------------------------------------------------------------------------------------------------------------------
Total Expenses                          630     584      634     629     636      608     639     639      613     590

---------------------------------------------------------------------------------------------------------------------------



                                                              9

Operating income/(loss)

         TransAtlantic                  14      8        29      14      18       18      25      22       29      13

         Australasia                    6       (3)      7       9       10       3       6       7        6       4

         Latin America                  8       6        7       10      7        4       6       7        3       2

         Asia                           (10)    (19)     (13)    (2)     1        1       4       6        6       4

         Other                          3       2        5       3       3        5       6       4        1       3
---------------------------------------------------------------------------------------------------------------------------
Total Operating income/(loss)           21      (6)                           39  31      47      46       45      26
                                                         35(1)   34(1)

---------------------------------------------------------------------------------------------------------------------------






Analysis of Expenses

   Container shipping operations        520     474      524     519     524      501     514     529      506     488

   General and administrative           88      89       87      91      92       93      103     94       94      90

   Depreciation                         20      20       23      19      16       16      22      13       12      13

   Other                                2       1        0       0       4        (2)     0       3        1       (1)
---------------------------------------------------------------------------------------------------------------------------
Total Expenses                          630     584      634     629     636      608     639     639      613     590

---------------------------------------------------------------------------------------------------------------------------

(1) Before an exceptional charge in Q3 2001 of $37 million and a credit in Q4 2001 of $1 million.


OPERATING DATA

Unaudited

EBITDA(1)                          Q2       Q1      Q4       Q3      Q2       Q1      Q4       Q3      Q2       Q1

US$ millions                       2002     2002    2001     2001    2001     2001    2000     2000    2000     2000
---------------------------------------------------------------------------------------------------------------------------

                                   41       14      58       53      55       47      69       59      57       39



                                                             10

                                    Q2      Q1      Q4       Q3      Q2       Q1      Q4      Q3        Q2       Q1

QUARTERLY                           2002    2002    2001     2001    2001     2001    2000    2000      2000     2000
FREIGHT RATE
CHANGES

Percentage change(2)
---------------------------------------------------------------------------------------------------------------------------


TRANSATLANTIC                       (6)     (6)     (3)      (2)     (3)      4       4       2         3        1

AUSTRALASIA                         0       (3)     (4)      (2)     (2)      6       (2)     (1)       2        4

LATIN AMERICA                       (4)     (4)     (5)      (1)     (2)      2       1       11        5        8

Asia                                2       (10)    (5)      (8)

---------------------------------------------------------------------------------------------------------------------------
Total                               (2)     (7)     (4)      (1)     (1)      1       2       3         3        1

---------------------------------------------------------------------------------------------------------------------------



                                    Q2      Q1      Q4       Q3      Q2       Q1

OPERATING LEASE RENTALS             2002    2002    2001     2001    2001     2001

US$ millions


-------------------------------------------------------------------------------------


Ships(3)                            49      52      62       77      83       86
Containers                          31      30      32       33      33       34
Other                               6       6       4        4       5        5

-------------------------------------------------------------------------------------
Total                               86      88      98       114     121      125

-------------------------------------------------------------------------------------


SHIPS

Number of ships employed at 30th June 2002                     73

CONTAINERS

Fleet in teu at 30th June 2002                                 351,000


(1) Earnings before interest, taxes, depreciation, amortization and exceptional charges.
(2) Percentage increase (decrease) compared with previous quarter in average freight rates which exclude inland revenue and slot charter revenue. Asia is excluded prior to Q3 2001 due to the substantial change in the mix of trade lanes during the period. Total is all trade lanes.
(3) Time charters, which include certain ship operating expenses, and bareboat charters.

CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                             Three months            Six months
US$ millions except per share amounts                                 to 30th June            to 30th June

                                                                      2002        2001        2002        2001
--------------------------------------------------------------------------------------------------------------------

Revenues

         Container shipping operations                                651         675         1,229       1,314

Expenses

         Container shipping operations                                520         524         994         1,025

         General and administrative                                   88          92          177         185

         Depreciation                                                 20          16          40          32

         Currency exchange loss                                       1           4           2           2

         Loss on disposal of capital assets                           1           -           1           -

                                                                      ----------------------------------------------
                                                                      630         636         1,214       1,244



Operating income                                                      21          39          15          70

         Net interest                                                 (3)         2           (6)         2

         Income tax                                                   (2)         (3)         (4)         (5)



                                                             12

         Minority interest                                            -           1           -           1

         Goodwill charges, net of tax ($0) (note 1)                   -           (4)         -           (8)


                                                                      ----------------------------------------------
Net Income                                                            16          35          5           60

Dividends on preference shares                                        -           (3)         -           (3)

                                                                      ----------------------------------------------
Net income available to common shareholders                           16          32          5           57

                                                                      ----------------------------------------------
Average number of common shares outstanding (millions)                80.0        79.1          80.0      79.1

Earnings per common share basic (note 2)                              $0.20       $0.40        $0.06      $0.72

Earnings per common share diluted (note 2)                            $0.20       $0.40        $0.06      $0.72

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                             Three months            Six months
US$ millions                                                          to 30th June            to 30th June

                                                                      2002        2001        2002        2001
--------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                          499         468         513         443

Net income available to common shareholders                           16          32          5           57
                                                                      ----------------------------------------------
                                                                      515         500         518         500

Dividend on common shares                                             (3)         -           (6)         -
                                                                      ----------------------------------------------
Balance, 30th June                                                    512         500         512         500

                                                                      ----------------------------------------------

CONSOLIDATED BALANCE SHEETS

Unaudited                                                              30th June                 31st December
US$ millions                                                           2002                      2001

------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets

         Cash and cash equivalents                                     100                       116

         Accounts receivable                                           362                       366

         Prepaid expenses                                              40                        38

         Inventory                                                     14                        12
                                                                       -------------------------------------------------
                                                                       516                       532


Capital assets, at cost                                                1,091                     1,056

Accumulated depreciation                                               (284)                     (261)
                                                                       -------------------------------------------------
                                                                       807                       795

                                                                       -------------------------------------------------

Deferred charges                                                       18                        14

Goodwill (note 1)                                                      510                       510
                                                                       -------------------------------------------------
                                                                       1,851                     1,851

                                                                       -------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

         Accounts payable and accrued liabilities                      478                       505

         Long-term debt due within one year                            12                        15

                                                                       -------------------------------------------------
                                                                       490                       520
Long-term liabilities

         Long-term debt due after one year                             245                       215



                                                             14

         Future income taxes                                           8                         8

         Minority interests                                            8                         8

                                                                       -------------------------------------------------
                                                                       261                       231
Shareholders' equity

         Common share capital                                          597                       597

         Retained earnings                                             512                       513

         Cumulative foreign currency translation adjustments           (9)                       (10)
                                                                       -------------------------------------------------
                                                                       1,100                     1,100

                                                                       -------------------------------------------------
                                                                       1,851                     1,851

                                                                       -------------------------------------------------



CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                             Three months            Six months
S$ millions                                                           to 30th June            to 30th June

                                                                      2002        2001        2002        2001
--------------------------------------------------------------------------------------------------------------------

Operating Activities

         Net income for period                                        16          35          5           60

         Depreciation and goodwill charges                            20          20          40          40

         Amortization of deferred charges                             1           -           2           -

Loss on disposal of capital assets                                    1           -           1           -

         Other                                                        (1)         3           1           2
                                                                      ----------------------------------------------

                                                                      37          58          49          102

         Increase in non-cash working capital                         (10)        (3)         (22)        (9)

                                                                      ----------- ----------- ----------- ----------
Cash from operations before restructuring and                         27          55          27          93

         spin-off payments



                                                             15

Restructuring and spin-off payments                                   (5)         -           (9)         -

                                                                      ----------------------------------------------
Cash flow from operations                                             22          55          18          93

Financing Activities

         Contributed surplus                                          -           2           -           2

         Redemption of preferred shares                               -           (116)       -           (116)

         Increase in long-term debt                                   35          4           35          4

         Repayment of long-term debt                                  (4)         (3)         (8)         (6)

         Deferred charges                                             (1)         -           (2)         -

Increase in loans from former affiliates                              -           43          -           88

         Preference dividends paid                                    -           (3)         -           (3)

         Common share dividends paid                                  (3)         -           (6)         -

                                                                      ----------------------------------------------
Cash inflow/(outflow) from financing activities                       27          (73)        19          (31)

Investing Activities

         Additions to capital assets                                  (41)        (90)        (57)        (199)

         Proceeds from disposals of capital assets                    -           1           4           5

         Repayment of loans to former affiliated company              -           116         -           116

                                                                      ----------------------------------------------
Cash (outflow)/inflow from investing activities                       (41)        27          (53)        (78)

Cash Position*

         Increase/(decrease) in cash and cash equivalents             8           9           (16)        (16)

         Cash and cash equivalents at beginning of period             92          97          116         122

                                                                      ----------------------------------------------
         Cash and cash equivalents at end of period                   100         106         100         106

                                                                      ----------------------------------------------

* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.



                                                             16

SEGMENT INFORMATION

Unaudited                                                             Three months            Six months
US$ millions except volume                                            to 30th June            to 30th June

                                                                      2002        2001        2002        2001
--------------------------------------------------------------------------------------------------------------------

Volume (000's TEU)

         TransAtlantic                                                256         245         478         482

         Australasia                                                  86          89          163         169

         Latin America                                                38          41          71          82

         Asia                                                         110         79          205         141

         Other                                                        8           14          17          31

                                                                      ----------------------------------------------
Total Volume                                                          498         468         934         905

                                                                      ----------------------------------------------


Revenue

         TransAtlantic                                                320         339         608         674

         Australasia                                                  136         142         256         273

         Latin America                                                54          63          104         123

         Asia                                                         123         108         226         196

         Other                                                        18          23          35          48

                                                                      ----------------------------------------------
Total Revenue                                                         651         675         1,229       1,314

                                                                      ----------------------------------------------

Expenses

         TransAtlantic                                                306         321         586         638

         Australasia                                                  130         132         253         260



                                                             17

         Latin America                                                46          56          90          112

         Asia                                                         133         107         255         194

         Other                                                        15          20          30          40


                                                                      ----------------------------------------------
Total Expenses                                                        630         636         1,214       1,244

                                                                      ----------------------------------------------

Operating income/(loss)

         TransAtlantic                                                14          18          22          36

         Australasia                                                  6           10          3           13

         Latin America                                                8           7           14          11

         Asia                                                         (10)        1           (29)        2

         Other                                                        3           3           5           8

                                                                      ----------------------------------------------
Operating income                                                      21          39          15          70

                                                                      ----------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited
US$ millions

1.       ACCOUNTING POLICIES

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2001 annual consolidated financial statements, except as noted below, and should be read in conjunction with the annual financial statements contained in the CP Ships Limited ("CP Ships") Annual Report.

Goodwill and Other Intangible Assets

Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for goodwill and other intangible assets. Under the new method, goodwill is not amortized but is subject to an annual impairment test. Under the previous method, goodwill was amortized over 35 years. CP Ships has determined that there is no impairment of goodwill upon adopting the new standard. The impact of not amortizing goodwill in the second quarter of 2001 would have been to increase net income by $4 million to $39 million from $35 million and would have increased basic and diluted earnings per share by $0.06 and $0.05 respectively and for the six months ended 30th June 2002 would have been to increase net income by $8 million to $68 million from $60 million and would have increased basic and diluted earnings per share by $0.10.

Foreign Currency Translation

Effective 1st January 2002, CP Ships adopted, retroactively, the new recommendations of the CICA with respect to accounting for foreign currency translation adjustments. The new rules no longer require the deferral and amortization of foreign exchange gains and losses on long-term debt. As the majority of CP Ships' debt is denominated in US Dollars, this change has not had a material effect on its financial statements.

Stock Based Compensation

Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require compensation expense to be calculated using the fair value method and either expensed to income or the effect disclosed in the notes to the financial statements. As permitted under the new standard, CP Ships is not planning to account for stock based compensation on the fair value method but will disclose the effect.

2.       EARNINGS PER SHARE

The basic and diluted earnings per share figures for the periods ended 30th June 2001 have been restated as if the shares and options outstanding at 1st October 2001, the date upon which CP Ships became a public company, had been in place for the periods ended 30th June 2001.

                                                             Three months                  Six months
                                                             to 30th June                  to 30th June



                                                             19

                                                             2002           2001           2002          2001
-----------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares  outstanding

         - basic earnings per share                          80.0           79.1           80.0          79.1

Effect of diluted securities - stock options                 1.1            0.1            1.1           0.1

Weighted average number of common shares outstanding

         - diluted earnings per share                        81.1           79.2           81.1          79.2


3.       ACQUISITION

On 31st May 2002, CP Ships entered into an agreement to purchase Italia di Navigazione S.p.A. and certain of its sales agencies in Canada, Italy, Spain and Venezuela for $40 million. On 24th July regulatory approval was received and closing is expected in early August.

4.       SUBSEQUENT EVENTS

On 3rd July 2002, CP Ships completed the issue of 8.5 million new common shares at C$15.00 (US$ 9.93) for approximate net proceeds after deduction of offering expenses of $79 million. The closing was concurrent with the closing of an offering of approximately $200 million aggregate principal amount unsecured ten-year Senior Notes at 103/8% and at a price of 97.722%. Net proceeds from the Senior Notes after deduction of offering expenses was $187 million.

On 9th July 2002, CP Ships completed the issue of a further 1.1 million new common shares for additional net proceeds of approximately $11 million.

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its six readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines. Its fleet of 73 ships carries nearly two million teu per year. Within the majority of its core trade lanes, CP Ships is the leading carrier. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. On 24th July CP Ships received regulatory approval for its acquisition of Italia di Navigazione, announced in May. The transaction is expected to close in early August. For further information visit the CP Ships website at www.cpships.com.

                                   CONTACTS
                                   Investors



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

                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.



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